UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Guerrilla RF, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Alvin M. Bodford
AMB Investments LLC
1501 Highwoods Boulevard, Suite 302
Greensboro NC 27410
336-900-2401
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMB Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,985,427
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,985,427

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,985,427
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. None.	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alvin M. Bodford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,985,427
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,985,427

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,985,427
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None.	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

Securities acquired: Issuer common stock, $0.0001 par value (“Common Stock”)

Issuer:	Guerrilla RF, Inc. (f/k/a Laffin Acquisition Corp.)
1196 Pleasant Ridge Road, Suite 5
Greensboro, NC 27409
Telephone: 336-510-7840

Item 2.  Identity and Background.

(a), (f) This statement is filed by:

(i) AMB Investments LLC, a North Carolina limited liability company (“AMB Investments”); and

(ii) Mr. Alvin M. Bodford, a United States citizen.

AMB Investments is the holder of record of approximately 26.0% of the Issuer’s outstanding shares of Common Stock based on 30,688,692 shares of Common Stock outstanding as of October 22, 2021. Mr. Bodford is the Manager of AMB Investments with sole voting and investment control over the securities.

(b) The address of the business office of each of the Reporting Persons is 1501 Highwoods Boulevard, Suite 302, Greensboro, NC 27410.

(c) AMB Investments is engaged in the business of investing in real estate development, early stage companies and various other private and public companies and funds. The present principal occupation of Mr. Bodford is as Manager of AMB Investments.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On October 22, 2021, in connection with the closing of the transactions contemplated by the Merger Agreement (as defined below), AMB Investments received (i) 6,468,760 shares of Common Stock in exchange for its 2,189,721 shares of common stock of Guerrilla RF (defined below), and (ii) 1,416,666 shares of Common Stock upon the conversion of $2,408,333 of convertible debt.

Also on October 22, 2021, the Issuer closed an offering pursuant to which the Issuer agreed to issue and sell to the participants, for an aggregate price of approximately $7.2 million, 3,583,050 shares of Common Stock at a purchase price of $2.00 per share (the “Private Placement”).  This Schedule 13D also relates to an aggregate of 100,000 shares of Common Stock that were acquired by AMB Investments through the Private Placement. The acquisition of such shares was funded using the working capital of AMB Investments.

Item 4.  Purpose of Transaction.

On October 22, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among itself, Guerrilla RF Acquisition Co., a Delaware corporation and wholly owned subsidiary of the Issuer (“Acquisition Sub”) and Guerrilla RF, Inc., a privately held Delaware corporation (“Guerrilla RF”), pursuant to which Acquisition Sub merged with and into Guerrilla RF, with Guerrilla RF surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”), and pursuant to which all of the outstanding capital stock of Guerrilla RF was cancelled in exchange for shares of the Common Stock. Following the Merger, the Issuer changed its name from Laffin Acquisition Corp. to “Guerrilla RF, Inc.” In connection with the Merger, AMB Investments received (i) 6,468,760 shares of Common Stock in exchange for its 2,189,721 shares of common stock of Guerrilla RF (defined below), and (ii) 1,416,666 shares of Common Stock upon the conversion of $2,408,333 of convertible debt.

CUSIP No. None.	13D	Page 5 of 7 Pages

AMB Investments also purchased 100,000 shares of Common Stock through the Private Placement. The purpose of the Private Placement was to raise additional capital to fund the ongoing operations of the Issuer.

As a result of the above-mentioned transactions, the Reporting Persons currently beneficially own 26.0% of shares of Common Stock of the Issuer.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by AMB Investments at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons may be deemed to beneficially own 7,985,427 shares of Common Stock, which represents approximately 26.0% of the outstanding shares of Common Stock of the Issuer.

The percentage of beneficial ownership in this Schedule 13D is based upon a total of 30,688,692 shares of Common Stock outstanding of the Issuer as of October 22, 2021.

Mr. Bodford (as the Manager of AMB Investments with sole voting and investment control over the securities) may be deemed to be the beneficial owner of the securities beneficially owned directly by AMB Investments.

(c) Other than as described herein, none of the Reporting Persons has engaged in any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d) No one other than the Reporting Persons, or the member of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Lock Up Agreement

In connection with the closing of the Merger, AMB Investments entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, whereby, subject to certain customary exceptions, it is restricted for a period of up to 12 months (terminable early upon certain conditions), from certain sales or dispositions of shares of Common Stock held by it, other than shares purchased in open market transactions following the Merger. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the Form of Lock-Up Agreement filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, AMB Investments entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement ”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 60 days after the final closing of the Private Placement for purposes of registering the resale of the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the final closing of the Private Placement, and to maintain the effectiveness of the registration statement for a period of five years or until the Shares registered thereunder have been sold in accordance with the registration statement or Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement filed with the Securities and Exchange Commission as Exhibit 10.10 to the Company’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

CUSIP No. None.	13D	Page 6 of 7 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Merger and Reorganization among Laffin Acquisition Corp., Guerrilla RF Acquisition Co. and Guerrilla RF, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on October 27, 2021)
Exhibit 99.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 27, 2021)
Exhibit 99.3	Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed on October 27, 2021)

CUSIP No. None	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMB INVESTMENTS LLC

/s/ Alvin M. Bodford
Alvin M. Bodford

Manager
Title

November 5, 2021
Date

ALVIN M. BODFORD

/s/ Alvin M. Bodford
Alvin M. Bodford

November 5, 2021
Date